September 4, 2025

Robert W. Leasure, Jr.
President and Chief Executive Officer
Inotiv, Inc.
2701 Kent Avenue
West Lafayette, IN 47906-1382

       Re: Inotiv, Inc.
           Registration Statement on Form S-3
           Filed August 29, 2025
           File No. 333-289957
Dear Robert W. Leasure Jr.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Margaret Sawicki at 202-551-7153 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Griffin D. Foster, Esq.